UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 3)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

This  Report of Foreign Private Issuer on Form 6-K, or Report, of IceCure Medical Ltd. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.2; and (iii) a press release issued by the Company on August 12, 2026 titled “IceCure Reports its Financial Results for the First Half of 2026 with 45% Revenue Growth Year-Over-Year”, which is attached hereto as Exhibit 99.3.

This Report (other than the second, third and tenth paragraphs of Exhibit 99.3 furnished herewith) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	IceCure Medical Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2026.
99.2	IceCure Medical Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2026.
99.3	Press release titled “IceCure Reports its Financial Results for the First Half of 2026 with 45% Revenue Growth Year-Over-Year”.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: August 12, 2026	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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